Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01
National Penn Bancshares, Inc.
A tradition of performance excellence.
Ferris Baker Watts
Mid-Atlantic Community Bank
Conference - August 8, 2007

Safe Harbor Regarding Forward Looking Statements
This presentation contains forward-looking information about National Penn Bancshares, Inc., Christiana Bank &
Trust Company and the combined operations of National Penn Bancshares, Inc. and Christiana Bank & Trust
Company after the completion of the transactions described in the presentation that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.
Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek,"
"intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn Bancshares and Christiana Bank &
Trust caution readers not to place undue reliance on these statements.
National Penn Bancshares and Christiana Bank & Trust’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in the release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National
Penn Bancshares’ annual and quarterly reports filed with the SEC. See “Additional Information About Our
Pending Christiana Bank & Trust Acquisition” below. Neither National Penn Bancshares nor Christiana Bank &
Trust makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About Our Pending Christiana
Bank & Trust Acquisition
National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at
www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:
Sandra L. Spayd                                  Chris J. Cusatis
Corporate Secretary                             SVP and Chief Financial Officer
National Penn Bancshares, Inc.             Christiana Bank & Trust Company
Philadelphia and Reading Avenues         3801 Kennett Pike
Boyertown, PA 19512                           Greenville, DE 19807
(610) 369-6202                                    (302) 888-7730

Company Profile - June 30, 2007
● Asset size:                                                      $5.62 Billion
● Nasdaq symbol:                                                       NPBC
● Shares outstanding                                          48.1 Million
● Institutional ownership                                            23.07%
● 52-week price range                                   $16.68 - $21.00
(Based on closing prices 7/1/06 to 6/30/07 and
adjusted for a stock dividend paid 9/30/06)
● Primary market area:                              Southeastern, PA
● Number of offices                                                          81

NASDAQ WELCOMES
NATIONAL PENN
BANCSHARES, INC.
NATIONAL PENN
BANCSHARES, INC.
NASDAQ

NATIONAL PENN

Strength of Management Team
● Executive Council
● Leadership Group
● Lengthy and diverse base of
financial services experience

Consistent Business Strategies
● Community banking market niche
● Profitable relationship building
● Diversified revenue streams
● Superior asset quality
● Balanced growth
● Focus on shareholder value

Bank of America
Wachovia
Commerce
M&T
PNC
National City
Citizens
TD Banknorth
Santander
Mid-Atlantic Crossroads
Eastern United States

Pennsylvania
Centre County
Bellefonte
State College
Lemont
Northampton
Bethlehem
Lehigh
Allentown
Berks
Reading
Boyertown
Doylestown
Bucks
Montgomery
Norristown
Lancaster
Lancaster
West Chester
Chester
Media
Delaware
Philadelphia

NATIONAL PENN

HomeTowne
Heritage Bank
National Penn
Bank
Nittany Bank
The Peoples
Bank of Oxford
FirstService
Bank
Christiana
Bank & Trust
Pending
Acquisition
Our Primary Market

County	NPBC Position	Total # of Institutions
Berks	2nd	21
Chester	3rd	43
Centre	3rd	15
Bucks	9th	32
Lancaster	11th	20
Lehigh	12th	20
Montgomery	12th	45
Northampton	12th	19
Philadelphia	19th	48
Delaware	26th	37
Source: FDIC Deposit Market Share Data as of 6/30/2006
Deposit Market Share Position
● 8th (of 134)
– Primary Market
● 14th (of 285)
– Pennsylvania
● Average Household Income
–      7 of our 10 counties rank
in the Top 10 in Pennsylvania

Time
< $100K
25.1%
Other
(Interest-bearing)
49.5%
Time
> $100K
11.9%
Demand
(Non-Interest)
13.5%

Business
22.5%
Consumer
77.5%

NATIONAL PENN

TOTAL DEPOSITS
 2001 - $2.08 Billion   2006 - $3.83 Billion    5 year CAGR = 13.00%
Deposits as of 6/30/07 - $3.83 Billion
Includes brokered
and CDARS deposits
Core Deposit Strength

Residential Mortgage 13.8%
Equipment Leases 1.0%
Business 40.4%
Retail 12.2%
Commercial Real Estate 25.3%
Commercial Construction 7.3%

Commercial 74%
Consumer 26%

NATIONAL PENN

TOTAL LOANS
 2001 - $1.86 Billion   2006 - $3.63 Billion   5 year CAGR = 14.37%
Loans as of 6/30/07 - $3.73 Billion
Commercial Loan Strength

NPA + 90 Days Past Due / Total Assets (%)

0.80%
0.40%
0.00%
Percent of Assets
0.53%
0.42%
0.27%
0.26%
0.18%
2002
2003
2004
2005
2006

NATIONAL PENN

As of 6/30/07: 0.24%
Superior Asset Quality

700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
Coverage Ratio (%)
271.0
299.1
352.1
245.3
481.0
286.3
461.7
316.7
674.2
337.3
2002
2003
2004
2005
2006
NPBC
Peers

NATIONAL PENN

Source: BHCPR at 12/31/06, Peer Group #2; Ratio excludes OREO
As of 6/30/07: 442.3%
Superior Asset Quality
Reserve for Loan and Lease Losses to
Nonaccruals +90 days past due

$170,000
$150,000
$130,000
$110,000
$90,000
$70,000
$50,000
Net Interest Income
(thousands)
5.0%
4.8%
4.6%
4.4%
4.2%
4.0%
3.8%
3.6%
3.4%
Net Interest Margin %
$109,836
$122,599
$146,614
$157,876
$165,451
4.53%
4.14%
4.06%
3.82%
3.55%
2002
2003
2004
2005
2006

*fully taxable equivalent
Net Interest Margin YTD 6/30/07: 3.41%
Net Interest Income 5-Year CAGR: 8.54%
Net Interest Income/Net Interest Margin*

5.00%
4.80%
4.60%
4.40%
4.20%
4.00%
3.80%
3.60%
3.40%
3.20%
3.00%
Net Interest Margin Percentage
4.41%
4.40%
4.36%
4.29%
4.27%
4.07%
4.07%
3.95%
3.91%
4.09%
3.83%
3.61%
3.58%
3.39%
1992
1994
1996
1998
2000
2002
2004
2006

NATIONAL PENN

Source: Sandler O’Neill & Partners; FDIC, FFIEC, BHCPR -
FDIC Insured Commercial Banks
4.21%
Net Interest Margin - Banking Industry
The “New Normal”

*Based on retention 6 months after acquisition
BALANCED GROWTH STRATEGY

Acquisition Goals
● Enhance Earnings Per Share (EPS)
● Market demographics - growth oriented
● Enhance overall franchise value
● Successful acquisition record
–    Since 1999, 12 financial services companies,
including 7 banks
–    Deposit retention average over 95%*

Pending Acquisition
● Headquartered in Greenville, DE, just outside of
Wilmington
● Opened for business in February 1994
● 58 employees
● Financial Highlights (2006):

- $2.6 billion total trust assets under administration
   or management

- Total banking assets of $166 million

- 2006 ROAA of 1.55% and ROAE of 14.5%

- Fee income as a % of total revenue of 43.5%

Pending Acquisition
Transaction Benefits
● Growth:
– Adds another high growth business to our franchise
– Accretive to earnings per share
– Adds to our earnings growth rate over time
● Revenue Diversification:
– Contributes to the goal of diversifying our revenue base
● Delaware Entry Point:
–     Gains National Penn a geographic presence in Delaware; a
demographically attractive region immediately adjacent to
National Penn’s existing coverage areas

BALANCED GROWTH STRATEGY
Organic Growth
● Acquisition leveraging
● Capital management strategy
● Diversified revenue streams
● Affiliate integration
● Timely reaction to market opportunities

86.7%
51.2%
52.1%
99.2%
61.9%
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
2002
2003
2004
2005
2006
Base Assets
Acquisition
Organic

NATIONAL PENN

5-Year Total Asset CAGR: 14.84%
Assets as of 6/30/07: $5.62 billion
(in thousands)
Asset Growth
Percentage of Organic Growth

Diversified Revenue Streams
Specialized Services / Niche Focuses
● Wealth Management
– $2.87 billion in assets under management or advisory
– 21.9% increase in fee income 2Q2007 vs. 2Q2006
– Pending Acquisition
● Christiana Bank & Trust Company

OVER $5.0 BILLION

IN COMBINED ASSETS UNDER
MANAGEMENT OR ADMINISTRATION
as of June 30, 2007

($'s in Billions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$2.87
$2.70
$5.57
NPBC
Christiana
Pro-forma Combined

NATIONAL PENN

+94%
Revenue Diversification

Focus on Shareholder Value

Performance Recognition
Staton Institute Report:
Investment directory covering more than 19,000 public U.S.
Companies
● America’s Smartest Companies®
–     One of only 32 publicly-traded companies with at least 10 consecutive years of increased earnings and dividends
–     Completed our 29th consecutive year of higher earnings per share and
29th consecutive year of higher cash dividends.
● Super 50 Team
–     We are one of only 22 companies with a combined total of at least 50 years of higher earnings per share AND cash dividends per share
● Earnings All-Stars
–     One of only 16 companies with higher earnings per share for at least 20 straight years

5-Year CAGR = 8.37%

Dollars Per Share
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
$1.00
$1.08
$1.09
$1.29
$1.33
2002
2003
2004
2005
2006

NATIONAL PENN

Diluted EPS
YTD 6/30/06: $ 0.65     YTD 6/30/07: $ 0.65
Focus on Shareholder Value
Earnings Per Share Growth

$0.70
$0.65
$0.60
$0.55
$0.50
$0.45
$0.40
Dollars Per Share
$0.50
$0.55
$0.60
$0.63
$0.65
2002
2003
2004
2005
2006

Dividends per share
YTD 6/30/07: $0.3350
5-year Average Payout Ratio: 49.9%
Focus on Shareholder Value
Consistent Dividend Growth

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
1.90%
5.42%
10.60%
12.10%
14.42%
17.27%
15.99%
13.00%
13.47%
12.64%
2002
2003
2004
2005
2006
ROE
Effect of Intangibles

Focus on Shareholder Value
Return on Tangible Equity*

19.17%
21.41%
23.60%
25.57%
27.06%
YTD 6/30/07:
24.43%
*Return on Tangible Equity is a non-GAAP financial measure.  In accordance with SEC regulations, a reconciliation of this non-GAAP ratio to our GAAP Return on Equity ratio is included in our 2006 10-K and in the financial highlights of our second quarter 2007 earnings press release.  These documents were previously filed with the SEC and are available for public review.

Total Return
1500
1300
1100
900
700
500
300
100
-100
1986
1989
1992
1995
1998
2001
2004
NPBC
S&P500

NATIONAL PENN

20 Years
Annual Equivalent Return
NPBC: 14.43%
S&P 500: 11.76%
Source: Bloomberg - quarterly comparative return table
June 30,
2007
Focus on Shareholder Value
Relative Stock Performance

-7.18%
-23.24%
-26.57%
-39.47%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
Peer Low
Peer Average
NPBC
Peer High

NATIONAL PENN

Peer Group based on published group in proxy, excluding Chittenden,  Community Banks,
Inc., and Sterling Financial due to their recent acquisition announcements.
Decline
Decline
Stock Price % Change vs. Peer Group
12/31/2006 vs. 7/27/2007

Investment Incentives
● Geographic location of franchise
● Strong commercial relationship growth
● Superior financial performance
● Knowledgeable and experienced management team
● Track record of success in creating shareholder
value

Strategic Mission
Delight the Customer
Make Money Ethically
Enjoy Life
Improve Shareholder Value